UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Dated October 28, 2026

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F _

This Report on Form 6-K contains a Stock Exchange Announcement dated 28 October 2026 entitled ‘Executive Committee change’.

28 OCTOBER 2026 | LONDON, UK

EXECUTIVE COMMITTEE CHANGE

Vodafone Group Plc (“Vodafone”) announces that Joakim Reiter who, following a successful nine-year tenure, will leave Vodafone on 31 December 2026 to become the Secretary General of the European Roundtable for Industry.

Margherita Della Valle, Vodafone Group CEO said:

“I want to thank Joakim for his tremendous contribution to Vodafone over the last nine years in furthering our cause with  governments, policymakers and regulators across Europe and Africa. I also looking forward to continue working with him as he begins to represent all industries across Europe.”

An announcement of Joakim’s successor will be made in due course.
<ENDS>

Contact details

Media Relations: Vodafone.com/media/contact GroupMedia@vodafone.com	Investor Relations: investors.vodafone.com ir@vodafone.co.uk
About Vodafone Group
everyone.connected

Vodafone is a leading European and African telecoms company.

We serve around 370 million mobile and broadband customers, operating networks in 17 countries with investments in a further three and partners in over 40 more. We have capacity on more than 70 subsea cable systems – the backbone of the internet – and we are developing a new direct-to-mobile satellite communications service to connect areas without coverage. Vodafone runs one of the world’s largest IoT platforms, with over 240 million IoT connections globally, and we provide financial services to around 103 million customers across eight African countries – managing more transactions than any other provider.

From the seabed to the stars, Vodafone’s mission is to connect everyone.

For more information, please visit www.vodafone.com follow us on X at @VodafoneGroup or connect with us on LinkedIn at www.linkedin.com/company/vodafone.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Date: October 28, 2026	By: /s/ M D B
Name: Maaike de Bie
Title: Group General Counsel and Company Secretary